

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Samuel E. Beall, III
Chairman of the Board, President and Chief Executive Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, TN 37801

> **Re:** **Ruby Tuesday, Inc.**
> **Form 10-K for the Fiscal Year Ended June 1, 2010**
> **Filed August 2, 2010**
> **File No. 001-12454**

Dear Mr. Beall:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director